WHEREAS: The Directors, including a majority of the directors who are not "interested persons" as that term is defined in the 1940 Act, have reviewed the form and coverage from of Willis of Maryland, Inc. Policy No. 82071531 as amended to the date of this meeting (the "Fidelity Bond"); and

WHEREAS: The amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS: The custody and safekeeping of the Corporation's securities are exclusively the obligations of US Bank, N.A., as custodian for the Corporation; and

WHEREAS: No employee of the Corporation or employee of the Manager has access to the Corporation's portfolio securities; it is therefore

VOTED: That the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and it is

VOTED: That the President of the Corporation is authorized to file or cause to be filed the Fidelity Bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act, as amended

PREMIUM BILL

Insured: CROFT LEOMINSTER, INC.   Date: July 24, 2017
                CROFT FUNDS CORPORATION

Producer: WILLIS OF MARYLAND, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
June 30, 2017	82416683	Bond B w/ Cyber		$ 6,000
To				
June 30, 2018				
20% Commission				
			TOTAL	$ 6,000

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company: FEDERAL INSURANCE
COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Chubb Group of Insurance Companies	**DECLARATIONS** **FINANCIAL INSTITUTION** **BOND FORM B**

15 Mountain View Road, Warren, New Jersey 07059

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 82416683

CROFT LEOMINSTER, INC.
CROFT FUNDS CORPORATION
300 WATER STREET

FEDERAL INSURANCE COMPANY

BALTIMORE, MD 21202

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on June 30, 2017
to 12:01 a.m. on June 30, 2018

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $1,000,000

ITEM 3. SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$ 1,000,000	$ 50,000
B. Trade or Loan	$ 1,000,000	$ 50,000
C. Partner	$ 1,000,000	$ 50,000
2. On Premises	$ 1,000,000	$ 50,000
3. In Transit	$ 1,000,000	$ 50,000
4. Forgery or Alteration	$ 1,000,000	$ 50,000
5. Extended Forgery	$ 1,000,000	$ 50,000
6. Counterfeit Money	$ 1,000,000	$ 50,000
7. Computer System	$ 1,000,000	$ 50,000
8. Facsimile Signature	$ 1,000,000	$ 50,000

ITEM 4. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 10

ITEM 5. ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by _____ July 24, 2017 _____

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty

1. A. Employee

   Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee**, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

   B. Trade or Loan

   Loss resulting directly from dishonest acts of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which arises totally or partially from:

   (1) any **Trade**, or

   (2) any **Loan**,

   provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Employee** which result in improper personal financial gain to such **Employee** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

   Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the **Employee** was acting in collusion with others and intended to receive improper personal financial gain, but said **Employee** failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the **Employee** had obtained such improper personal financial gain provided that the ASSURED establishes that the **Employee** intended to receive such improper personal financial gain.

   C. Partner

   Loss, in excess of the **Financial Interest in the ASSURED** of a **Partner**, resulting directly from dishonest or fraudulent acts of such **Partner**, committed alone or in collusion with others, which acts must be committed with the intent:

   (1) to cause the ASSURED to sustain such loss, and

   (2) to obtain improper personal financial gain for such **Partner** and which acts in fact result in such **Partner** obtaining such gain.

Insuring Clauses

Dishonesty *(continued)*		For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a **Partner** or **Employee**.

On Premises	2.	Loss of **Property** resulting directly from:

a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

while the **Property** is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of **Certificated Securities**.

Certificated Securities held by such depository shall be deemed to be **Property** to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit	3.	Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED, or

c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

(1) written records,

(2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:

    a.   **Forgery** on, or fraudulent material alteration of, any **Negotiable Instrument** (other than an **Evidence of Debt**), **Acceptance, Withdrawal Order** or receipt for the withdrawal of **Property, Certificate of Deposit** or **Letter of Credit**, or

    b.   transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property** which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or **Employee**, but which instructions either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or **Employee**.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

    a.   acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

        (1)   **Certificated Security**,

        (2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

        (3)   **Evidence of Debt**,

        (4)   **Instruction** which

            i.   bears a **Forgery**, or

            ii.   is fraudulently materially altered, or

            iii.   is lost or stolen, or

    b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

    c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery *(continued)*		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit **Money**.

Computer System 7. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature 8. Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock Exchange, specimen copies of the ASSURED'S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

a. such facsimile signature is used

(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or corporation issuing the same, or

(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and

b. the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

Insuring Clauses

Facsimile Signature *(continued)*	c. this INSURING CLAUSE 8. shall not apply to any **Certificated Security** which is a **Counterfeit Original**.

General Agreements

Joint Assured	A.	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.
		Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.
		All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.
Representations Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.
		The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
		Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.
Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.	If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
		(1) occurred or will occur on premises,
		(2) been caused or will be caused by any employee, or

General Agreements

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company
(continued)

(3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

    i.   the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

    ii.   there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

    iii.   the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company

D.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control.

There shall be no coverage under this Bond for any loss involving a **Partner** or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

General Agreements

Change Of Control -
Notice To Company
(continued)

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

(1) a change of twenty-five (25%) percent in the **Financial Interest in the ASSURED** or **Partners** due to a realignment of such **Partners**' percentage interest, or

(2) a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of
Legal Proceedings Against
Assured - Election To
Defend

E. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees

F. Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED'S business transactions and composed exclusively of its **Employees** shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this Bond:

   a. **Acceptance** means a draft which the drawee has, by signature written on it, engaged to honor as presented.

   b. **Certificate of Deposit** means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

   c. **Certificated Security** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

      (1) represented by an instrument issued in bearer or registered form, and

      (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

      (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

   d. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   e. **Counterfeit Original** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   f. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

      (3) a guest student pursuing studies or duties in any of the ASSURED'S premises,

      (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

      (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

      (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

*Definitions
(continued)*

(7)   a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

g.   **Evidence of Debt** means an instrument, including a **Negotiable Instrument**, executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

h.   **Financial Interest in the ASSURED** includes the financial interest of the ASSURED'S general partner(s) or limited partner(s) included as **Partner** under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

(1)   as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

(a)   the "net worth" of the ASSURED which, for the purposes of this Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED, and

        (b)   the value of all other **Money**, securities and property belonging to such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this Bond, provided,

however, that if such "net worth" adjusted to give effect to loss covered by this Bond and such value of all other **Money**, securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the **Financial Interest in the ASSURED** of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

        (2)   as respects limited partners, the value of such limited partner's(s) investment in the ASSURED.

i.   **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

j.   **Initial Transaction Statement** means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

        (1)   a description of the issue of which the **Uncertificated Security** is a part, and

        (2)   the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

        (3)   the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

        (4)   the date the transfer pledge or release was registered.

k.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.   **Letter of Credit** means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

m.   **Loan** means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

Conditions And Limitations

n.   **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

o.   **Negotiable Instrument** means any writing:

   (1)   signed by the maker or drawer, and

   (2)   containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer, and

   (3)   is payable on demand or at a definite time, and

   (4)   is payable to order or bearer.

p.   **Partner** means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

q.   **Property** means any **Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

r.   **Securities** means either **Certificated Securities** or **Uncertificated Securities**.

s.   **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement E., resulting from:

   (1)   any one act of burglary, robbery or attempt at either, in which no **Partner** or **Employee** is implicated, or

   (2)   any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of **Property**, or

   (3)   all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

   (4)   any one event not specified in s.(1), s.(2) or s.(3).

t.   **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

u.   **Trade** means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

Conditions And Limitations

Definitions (continued)

v. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

w. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

x. **Withdrawal Order** means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable To All Insuring Clauses

2. **This Bond does not directly or indirectly cover**:

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. any costs, fees and expenses incurred by the ASSURED:

(1) in establishing the existence of or amount of loss covered under this Bond, or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

g. loss resulting from indirect or consequential loss of any nature;

Conditions And Limitations

*General Exclusions -
Applicable To All Insuring
Clauses
(continued)*

h.   loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i.   loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Partner** or **Employee**:

    (1)   of any law regulating:

        a.   the issuance, purchase or sale of securities,

        b.   securities transactions on security or commodity exchanges or the over the counter market,

        c.   investment companies,

        d.   investment advisors, or

    (2)   of any rule or regulation made pursuant to any such law;

j.   loss of confidential information, material or data;

k.   loss resulting from any actual or alleged:

    (1)   representation or advice, or

    (2)   warranty or guarantee as to the performance of any investment;

l.   loss due to liability resulting from disclosure of or acting on material nonpublic information;

m.   loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of **Money, Securities** or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or

n.   loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

---

*Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.*

3.   **This Bond does not directly or indirectly cover**:

a.   loss caused by a **Partner** or **Employee** provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

    (1)   to do bodily harm to any person, except loss of **Property** in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

    (2)   to do damage to the premises or **Property** of the ASSURED;

Conditions And Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the ASSURED at the time of such payment or withdrawal, or except when covered under INSURING CLAUSE 1.;

d. loss involving any **Uncertificated Security** provided, however, this Section 3.d. shall not apply to INSURING CLAUSE 7.;

e. loss of property while in the mail;

f. damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18 United State Code 1961 et seq., as amended;

g. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the ASSURED provided, however, this Section 3.g. shall not apply to **Securities** covered under INSURING CLAUSE 2.a.;

h. loss of **Property** while in the custody of a **Transportation Company** provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.;

i. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S **Computer System**;

j. loss resulting directly or indirectly from the input of data into a **Computer System** terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;

k. loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;

l. loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;

m. loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or

n. loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Conditions And Limitations

(continued)

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This Bond does not directly or indirectly cover**:

   a. loss resulting from the complete or partial non-payment of or default on any **Loan** whether such **Loan** was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

   b. loss resulting from forgery or any alteration;

   c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

   d. loss resulting from any **Trade** provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability

Aggregate Limit Of Liability

5. The COMPANY'S total cumulative liability for all **Single Loss** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

   The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of **Property** is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Conditions And Limitations
(continued)

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

    a.   facts which may subsequently result in a loss of a type covered by this Bond, or

    b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the **Financial Interest in the ASSURED**, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.   a.   The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

    b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

    c.   **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

    d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

    e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount

8.   The COMPANY shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the **Financial Interest in the ASSURED** as stated in Section 1.h.

Valuation

Books Of Account Or Other Records

9.   The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Loan	The value of any loss or that portion of any loss resulting from a **Loan** shall be the amount actually disbursed by the ASSURED to a borrower under such **Loan** reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all **Loans** to such borrower, whether or not part of any claim under this Bond.
Money	Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
Other Property	The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with property of like quality and value, whichever is less.
Securities	The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Securities** replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.
Set-Off	Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the **Employee** causing the loss, whether or not assigned to another.
Trade	The value of any loss or that portion of any loss resulting from a **Trade** shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such **Trade**.

Securities Settlement

10. In the event of a loss of **Securities** covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the COMPANY'S indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the **Securities**;

Conditions And Limitations

Securities Settlement
(continued)

    c.   for **Securities** having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the **Securities**.

The value referred to in Sections 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such **Securities** at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement **Securities**.

Subrogation -
Assignment - Recovery

11.   In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

    a.   first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

    b.   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

    c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

    d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Conditions And Limitations

Subrogation -
Assignment – Recovery
(continued)

This Bond does not afford coverage in favor of any Depository, and, in the event of a payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery against any Depository.

To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. This Bond terminates as an entirety on the earliest occurrence of any of the following:

a. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

b. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

c. immediately on the dissolution of the ASSURED, or

d. immediately on the taking over of the ASSURED by another entity, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD.

This Bond terminates as to any **Partner** or **Employee**:

(1) immediately on the ASSURED, or any of its **Partners**, directors, trustees or officers not acting in collusion with such **Partner** or **Employee**, learning of any dishonest act committed by such **Partner** or **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

Conditions And Limitations

Termination
(continued)

(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **Partner** or **Employee**.

Termination as to any **Partner** or **Employee** shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

Such termination, however, is without prejudice to the loss of any **Property** then in transit in the custody of such **Partner** or **Employee**.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any **Partner** or **Employee**, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

   a. the ASSURED, or

   b. a **Transportation Company**, or

   c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Employee Benefit Plans

15. All of the ASSURED'S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.

Conformity

16. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification

17. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

FEDERAL INSURANCE COMPANY

Endorsement No: 1

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.
CROFT FUNDS CORPORATION

REVISE ITEM 3 ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 3. in its entirety in the DECLARATIONS and substituting the following:

"**ITEM 3.**   SINGLE LOSS LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$1,000,000	$50,000
B. Trade or Loan	$1,000,000	$50,000
C. Partner	$1,000,000	$50,000
2. On Premises	$1,000,000	$50,000
3. In Transit	$1,000,000	$50,000
4. Forgery or Alteration	$1,000,000	$50,000
5. Extended Forgery	$1,000,000	$50,000
6. Counterfeit Money	$1,000,000	$50,000
7. Computer System	$1,000,000	$50,000
8. Facsimile Signature	$1,000,000	$50,000
9. Stop Payment	$25,000	$5,000
10. Audit & Claims Expense	$25,000	$5,000
11. Uncollectible Items of Deposit	$25,000	$5,000
12. Fraudulent Transfer Instructions	$1,000,000	$50,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2017   By _____
                                                                        Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.
                                  CROFT FUNDS CORPORATION

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"9.   Stop Payment Order or Refusal To Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.   complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.   refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 9.

This Bond does not directly or indirectly cover:

a.   liability assumed by the ASSURED by agreement under any contract, unless such liability could have attached to the ASSURED even in the absence of such agreement,

b.   loss arising out of:

(1)   libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)   sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)   discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2017   By _____
                                                                        Authorized Representative

B-2 Bond
Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.
                 CROFT FUNDS CORPORATION

AUDIT AND CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

      "10.   Audit and Claims Expense

             a.   Reasonable expense incurred by the ASSURED for audits or examinations required by
                   State or Federal supervisory authorities to be conducted either by such authorities or by
                   independent accountants as the result of loss sustained by the ASSURED in excess of the
                   applicable DEDUCTIBLE AMOUNT.   This INSURING CLAUSE applies solely to losses
                   covered under INSURING CLAUSE 1.

             b.   Reasonable expense incurred by the ASSURED, solely for independent firms or individuals
                   retained to determine the amount of loss, where:

                   (1)   the loss is covered under the Bond, and

                   (2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT."

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f.(1) does not apply to loss
      covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2017   By _____
                                                       Authorized Representative

B-2 Bond
Form 17-02-2343 (Ed. 10-00)

Endorsement No.: 4

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.
                 CROFT FUNDS CORPORATION

UNCOLLECTIBLE ITEMS OF DEPOSIT ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"11.   Uncollectible Items of Deposit

Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of said account causes:

a.   redemptions or withdrawals to be permitted

b.   shares to be issued, or

c.   dividends to be paid

from a customer account.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed."

2.   By adding to Section 1., Definitions, the following:

"y.   **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America."

3.   By adding to Section 3., Specific Exclusions-Applicable to All Insuring Clauses Except Insuring Clause 1., the following:

"o.   Loss involving **Items of Deposit** which are not finally paid for any reason provided; however, this Section 3. does not apply to INSURING CLAUSE 11."

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2017   By _____
                                                        Authorized Representative

B-2 Bond
Form 17-02-2370 (Ed. 10-00)

Effective date of
this endorsement/rider: June 30, 2017   FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   5

To be attached to and
form a part of Bond No.   82416683

Issued to: CROFT LEOMINSTER, INC.

_____

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT
(For use with the Form B-2)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1)   The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred **Money** on deposit in
a **Customer's** account, or a **Customer's Securities**, in reliance upon a fraudulent instruction
transmitted to the ASSURED via telefacsimile, telephone or electronic mail; provided, however,
that:

A.   the fraudulent instruction purports, and reasonably appears, to have originated from:
   i.   such **Customer**, or
   ii. an **Employee** acting on instructions of such **Customer**, or
   iii. another financial institution acting on behalf of such **Customer** with authority to make such
        instructions; and

B.   the sender of the fraudulent instruction verified the instruction with the password, PIN, or
     other security code of such **Customer**; and

C.   the sender was not, in fact, such **Customer**, was not authorized to act on behalf of such
     Customer, and was not an **Employee**; and

D.   the instruction was received by an **Employee** specifically authorized by the ASSURED to
     receive and act upon such instructions; and

E.   for any transfer exceeding the amount set forth in paragraph (9) of this endorsement, the
     ASSURED verified the instructions via a call back to a predetermined telephone number set

forth in the ASSURED's written agreement with such **Customer** or other verification procedure approved in writing by the COMPANY; and

    F.   the ASSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the **Customer**.

(2)   For the purposes of the coverage afforded by this endorsement, **Customer** means any corporation, partnership, proprietor, trust or natural person having an account with the ASSURED and having a written agreement with the ASSURED authorizing the ASSURED to transfer **Money** on deposit in an account or **Securities** in reliance upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

(3)   It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such **Customer**, any financial institution or any other party to the transaction.

(4)   Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

    A.   Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such **Customer's** password, PIN or other security code; and

    B.   Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

        i.   each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
        ii.   the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.

(5)   Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusions 2.m. and 3.d. are deleted and replaced with the following:

    2.m.   loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of **Money, Securities** or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1 or the Fraudulent Transfer Instruction Insuring Clause; or

    3.d.   loss involving any **Uncertificated Security** provided, however, this SECTION 3.d. shall not apply to INSURING CLAUSE 7. or the Fraudulent Transfer Instruction Insuring Clause;

(6)   Liability of the COMPANY under the Fraudulent Transfer Instruction Insuring Clause shall be part of, not in addition to, the Aggregate Limit of Liability of this bond.

(7)   For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.

(8)   For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 1,000,000. The Deductible Amount shall be $ 50,000.

(9)   The amount of any single transfer for which verification via call back will be required is: $ 50,000.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: June 30, 2017   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Policy No. 82416683

Issued to: CROFT LEOMINSTER, INC.

_____

LOSS OF CUSTOMER'S PROPERTY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.   Solely with respect to the coverage afforded under this endorsement, ITEM 2. and ITEM 3. of the
        Declarations are amended as follows:

        ITEM 2.   AGGREGATE LIMIT OF LIABILITY: The Aggregate Limit of Liability shall be the amount
                     shown as the SINGLE LOSS LIMIT OF LIABILITY for INSURING CLAUSE 1.D.,
                     Customer's Property.

        ITEM 3.   SINGLE LOSS LIMIT OF LIABILITY – DEDUCTIBLE AMOUNTS:

                     The amount set forth below shall be part of and not in addition to the AGGREGATE
                     LIMIT OF LIABILITY as set forth in ITEM 2. above.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.D. Customer's Property		$1,000,000	$50,000

2.   The following is added to Insuring Clause 1., Dishonesty:

        D.   Customer's Property

                Loss of **Customer's Property** resulting directly from the dishonest acts of a **Registered
                Representative**, committed alone or in collusion with others and which arises totally or
                partially from the **Registered Representative**;

                (1) soliciting such **Property** from the **Customer** when the **Property** has not been in an
                     account with the ASSURED;

                (2) instructing or advising the **Customer** to withdraw such **Property** from the **Customer's**
                     account with the ASSURED; or

                (3) instructing or advising the **Customer** to liquidate an investment, or terminate an
                     insurance, annuity, futures or other contract,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of the **Registered Representative** which result in improper personal financial gain to such **Registered Representative** or other natural person acting in collusion with such **Registered Representative** and which acts were committed with the intent to cause the **Customer** to sustain such loss.

3. For the purposes of coverage afforded by this endorsement, the following terms are added to Section 1., Definitions, of the Conditions And Limitations Section:

Customer means any organization or natural person that:

(1) has an account;

(2) is in the process of opening an account; or

(3) has been informed by, and reasonably believes that, a **Registered Representative** has opened, or is in the process of opening, an account on their behalf,

with the ASSURED.

Registered Representative means any registered representative or registered principal or other registered person of the ASSURED.

4. For the purposes of coverage afforded by this endorsement, Section 2., General Exclusions k.and m. of the Conditions And Limitations, are deleted and replaced with the following:

k. loss resulting directly from any actual or alleged:

(1) representation or advice; or

(2) warranty or guarantee as to the performance of any investment.

However, this Exclusion 2.k. shall not apply to Insuring Clause 1.D. provided such resulting loss is otherwise covered under Insuring Clause 1.D.

m. loss resulting from transactions in a **Customer's** account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of **Money**, **Securities** or precious metals directly from a **Customer's** account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1.

However, this Exclusion 2.m. shall not apply to Insuring Clause 1.D.

5. The following is added to the end of General Agreement E.:

As used herein, the term "legal proceeding" includes an arbitration proceeding.

6. For the purposes of coverage afforded by this endorsement the following is added to Section 13. of Conditions And Limitations, Termination:

This Bond terminates as to any **Registered Representative**:

(1) immediately on the ASSURED, or any of its **Partners**, directors, trustees or officers not acting in collusion with such **Registered Representative**, learning of any dishonest act committed by such **Registered Representative** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **Registered Representative**.

Such termination, however, is without prejudice to the loss of any **Money**, **Securities** or precious metals then in transit in the custody of such **Registered Representative**.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination as to any **Registered Representative**, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: June 30, 2017   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 7

To be attached to and
form a part of Bond No. 82416683

Issued to: CROFT LEOMINSTER, INC.

_____

CYBER HEDGED - ENHANCED FIDELITY ENDORSEMENT FOR ASSET MANAGERS
(To Be Attached to the Bond Form B-2)

In consideration of the premium charged, it is agreed that:

(1)   Solely with respect to the coverage afforded under this endorsement, ITEM 3 of the Declarations
        is amended to include the following:

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.D. Customer's Capital		$ 1,000,000	$ 50,000
7. Cyber Fraud		$ 1,000,000	$ 50,000
9. Threats to Property Or Confidential Information		$ 1,000,000	$ 50,000
10. Crisis Management Expenses		$ 1,000,000	$ 50,000
INSURING CLAUSE		MAXIMIUM NUMBER OF AFFECTED PERSONS	DEDUCTIBLE AMOUNT
11. Privacy Notification Expenses		250 Accounts	25 Notices

(2)   The following is added to Insuring Clause 1., Dishonesty:

1. D. Customer's Capital

Loss of **Customer's Capital**, including loss of **Customer's Capital** held by the ASSURED in its capacity as a fiduciary of **Customer's Capital,** resulting directly from the dishonest acts of an **Employee**, committed anywhere and whether committed alone or in collusion with others and which results in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee** and which acts were committed with the intent to cause the **Customer** to sustain such loss.

(3)   The last paragraph of Insuring Clause 1. Dishonesty, is deleted and replaced with the following:

For the purposes of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions awards, profit sharing, incentive plans, pensions, gains on any investments, or other emoluments which have been, are being, or would be received by an **Employee**.

(4)   Insuring Clause 7., Computer System, is deleted and replaced with the following:

7.   Cyber Fraud

A. Computer System Fraud

Loss resulting directly from the fraudulent: i. entry of **Electronic Data** into; or ii. change of **Electronic Data** or **Electronic Instructions** within the ASSURED's **Computer System**, provided such fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its **Customer** to be added, deleted, debited, or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

B. Data Destruction

Loss resulting directly from the fraudulent: i. modification; ii. damage; iii. destruction; iv. deletion; or v. corruption of **Electronic Data, Electronic Media,** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable.

C. Data Theft

Loss resulting directly from robbery, burglary, larceny or theft of **Electronic Data**, **Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable.

D. Funds Transfer Fraud

Loss resulting directly from the fraudulent: i. transfer; ii. payment; or iii. delivery of:

(1) a **Customer's** funds or other property on the faith of a **Command** purportedly issued by the **Customer** but which **Command** was, in fact, fraudulently issued or fraudulently modified without the **Customer's** knowledge, or

(2) the ASSURED'S funds or other property on the faith of a **Command** purportedly issued by the ASSURED, but which **Command** was, in fact, fraudulently issued or fraudulently modified without the ASSURED's knowledge.

(5)   The following Insuring Clauses are added:

9.   Threats to Property, or Confidential Information

Loss resulting directly from the surrender of **Property** away from an office of the ASSURED as a result of a **Threat**.

10.   Crisis Management Expenses

Loss resulting directly from the ASSURED having incurred **Crisis Management Expenses** directly arising out of **Privacy Injury** or a **Threat**.

11.   Privacy Notification Expenses

The Company shall pay **Privacy Notification Expenses** on behalf of an ASSURED, resulting from **Privacy Injury**.

(6)   General Agreement C., Additional Offices Or Employees – Consolidation, Merger, Or Purchase Or Acquisition Of Assets Or Liabilities – Notice To Company, is deleted and replaced with the following:

ACQUISITION OF, OR MERGER WITH, ANOTHER ENTITY

(1)   If during the BOND PERIOD, the ASSURED forms a new **Subsidiary** or acquires **Management Control** of any entity or organization such that it becomes a **Subsidiary**, the COMPANY hereby agrees to provide coverage under this Bond, effective on the date the ASSURED forms such new **Subsidiary** or acquires **Management Control** of such new **Subsidiary** and for the remainder of the BOND PERIOD, with no additional premium, provided the entity meets all of the following conditions:

a.   its assets under management shall not exceed twenty five 25% of the assets under management of the ASSURED first named on the Declarations at the time of the acquisition of **Management Control**,

b.   it has not had any Bond claim for the three (3) year period prior to the date of acquisition, and

c.   it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition of which the ASSURED is aware.

(2)   If during the BOND PERIOD, the ASSURED forms a new **Subsidiary** or acquires **Management Control** of any entity or other organization such that it becomes a **Subsidiary** and such **Subsidiary** does not meet all of the conditions listed in C. (1) above, or the ASSURED otherwise merges or consolidates with another entity such that the ASSURED is the surviving entity, then such **Subsidiary** or merged or consolidated entity shall be an ASSURED under this Bond for thirty (30) days from the effective date of the formation, acquisition, merger or consolidation unless the ASSURED has:

a.   given the COMPANY written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action, and

b.   obtained the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, has paid the COMPANY an additional premium if requested by the COMPANY.

Coverage for any entity described in C. (2) above, and for the any employees, shall be subject to such additional or different terms, conditions and limitations of coverage as the COMPANY in its sole and absolute discretion may require.

If the ASSURED fails to give such notice as required in paragraph C. (2), or fails to pay the additional premium required by the COMPANY, then coverage for such new **Subsidiary** or merged or consolidated entity and any employees thereof shall terminate with respect any Bond claim made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(7)   General Agreement D., Change Of Control – Notice To Company, is deleted in its entirety.

(8)   For the purpose of the coverage afforded by this Bond, ASSURED shall mean:

    (1)   the entity or organization listed under NAME OF ASSURED on the Declarations; and

    (2)   any **Subsidiary** of such entity or organization.

(9)   Section 1, Definitions, of the Conditions and Limitations Section is amended as follows:

    A.   The term **Employee** is deleted and replaced with the following:

    Employee means:

    (1)   a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, **Manager, Partner**, or principal of the ASSURED,

    (2)   a natural person, other than a natural person in A(1) above, while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

    (3)   a guest student pursuing studies or performing duties in any of the ASSURED's premises,

    (4)   an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

    (5)   a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED's supervision at any of the ASSURED's premises,

    (6)   an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

    (7)   an employee of a fund administrator for the ASSURED, or sub-advisor to the ASSURED, or

    (8)   any partner, officer or employee of a partnership or corporation authorized by written agreement with the ASSURED to perform services for the ASSURED.

Each employer of persons as set forth in (4), and (5), above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11. of CONDITIONS AND LIMITATIONS against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered **Employees**.

B.   The term **Partner** is deleted and replaced with the following:

Partner means any:

(1)   general partner, managing general partner, venture partner, administrative general partner of the ASSURED, or

(2)   limited partner who is also employed by the ASSURED.

C.   The term **Property** is deleted and replaced with the following:

Property means money; revenue and other stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' checks or letters of credit; bills of lading; abstracts of title; insurance policies; deeds or mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records,); all other instruments similar to or in the nature of the foregoing; and precious metals in any form, which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

Property does not include **Electronic Data**, **Electronic Media** or **Electronic Instruction**.

D.   The term **Subsidiary** is deleted and replaced with the following:

Subsidiary means any entity or organization:

(1)   of which the ASSURED owns or controls, either directly or through one or more subsidiaries, more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors, or

(2)   that is an **Investment Holding Company**, or

(3)   that is a **Private Fund**

and which exists at the inception of the BOND PERIOD, or which is formed or acquired during the BOND PERIOD by an existing ASSURED in accordance with GENERAL AGREEMENT C.

Subsidiary does not mean a **Portfolio Company**.

(10)   The following terms are added to Section 1., Definitions, of the Conditions and Limitations section:

A.   **Affected Person** means a natural person to whom the ASSURED is required to send notification of potential or actual **Privacy Injury** pursuant to a federal, state, or local statutory or common law or regulation anywhere in the world.

B.   **Capital** means money, securities, or precious metals.

C.   **Command** means any:

    (1)   electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt,

    (2)   telex, TWX or **Telefacsimile**, or

    (3)   **Voice Initiated Funds Transfer Instruction**.

D.   **Computer System** means a device or group of devices that by manipulation of electronic, magnetic optical or electromechanical impulses pursuant to a computer program can perform operations on **Electronic Data**.

E.   **Crisis Management Expenses** means the reasonable and necessary cost of:

    (1)   the use of independent specialists (including attorneys, information security forensic investigators and public relations consultants),

    (2)   advertising and public relations media and activities, and

    (3)   with the COMPANY'S consent, other reasonable and necessary services or activities

that directly assists with the notification of **Affected Persons** or to mitigate potential or actual adverse publicity directly arising out of **Privacy Injury** or a **Threat**.

F.   **Customer** means any organization or natural person that:

    (1)   has an account,

    (2)   is in the process of opening an account, or

    (3)   has been informed by, and reasonably believes that, an **Employee** has opened, or is in the process of opening, an account on their behalf,

with the ASSURED.

G.   **Electronic Communication System** means any and all services provided by or through:

    (1)   the facilities of any electronic communication system;

    (2)   Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT) and similar automated interbank communication systems;

    (3)   automated teller and point of sale networks, including shared networks for such systems; or

    (4)   Internet access facilities,

in which the ASSURED participates, allowing the input, output, examination, or transfer of **Electronic Data** or electronic instructions (including an e-mail) from one computer to the ASSURED'S **Computer System.**

H.   **Electronic Data** means a representation of information, knowledge, facts, concepts or instructions which are being processed, or have been processed in a computer.

I.   **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

J. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which **Electronic Data** is recorded.

K. **Investment Holding Company** means any entity, including but not limited to, a corporation, trust, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership or joint venture which:

(1) exists solely to hold equity, debt or debenture securities for, or on behalf of, a **Private Fund**, and

(2) one or more ASSUREDS have, directly or indirectly, through one or more intermediaries, **Management Control**.

Investment Holding Company does not mean a **Portfolio Company**.

L. **Manager** means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the Board of Managers.

M. **Management Control** means:

(1) owning or controlling interests representing more than fifty percent (50%) of the voting, appointment or designation power for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof,

(2) having the right, pursuant to the written contract or the bylaws, charter, operating agreement, partnership agreement or similar documents of an entity, for the selection of a majority of the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof,

(3) owning or controlling more than fifty percent (50%) of the outstanding securities, membership units, partnership units or the equivalent thereof, or

(4) having the rights and obligations , directly or indirectly, to direct or cause the direction of the management and policies of an entity for the benefit of an ASSURED, including, but not limited to, a **Private Fund**, whether through ownership, by contract or other agreement.

N. **Portfolio Company** means any entity the equity, debt or debenture securities of which is owned or controlled by one or more **Investment Holding Companies** or **Private Funds** and which:

(1) produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible products to others,

(2) provides or intends to provide services to others, or

(3) owns, leases or intends to own or lease mineral rights or any similar rights,

when any of the actions or operations described in (1) through (3) above would allow such entity to pay the **Investment Holding Company** or **Private Fund** dividends, interest, royalties or similar income, or to provide the **Investment Holding Company** or **Private Fund** with financial gains on its investment in the entity, whether those gains are realized or unrealized by the **Investment Holding Company** or **Private Fund**.

O. **Privacy Notification Expenses** means the reasonable and necessary cost to:

    (1)   compose, produce and send notifications by written or electronic communication (including postage, where applicable) to **Affected Persons**,

    (2)   provide call center services, or similar access to an ASSURED by telephone, mail, or electronic communication, to facilitate the provision of credit, identity or healthcare record monitoring or credit, identity or healthcare record restoration, or when the ASSURED is obligated to provide a telephone number or other contact information in the notification to **Affected Persons** pursuant to a federal, state, or local statutory or common law or regulation anywhere in the world, and

    (3)   provide credit, identity or healthcare record monitoring or credit, identity or healthcare record restoration from a maximum of three (3) bureaus, for a period of not more than twelve (12) months from the date of enrollment for each **Affected Person**. Such enrollment must occur within ninety (90) days from the mailing of the notification set forth in paragraph (1).

P. **Privacy Injury** means injury sustained or allegedly sustained by a natural person because of the actual or potential unauthorized access to such natural person's **Record** or the exceeding of authorized access to such natural person's **Record** when such access occurs on or after the earlier of the effective date of this Endorsement, or the effective date of the first endorsement to which this Endorsement is a direct renewal or replacement.

Q. **Private Fund** means any pooled investment vehicle exempted from registration under the Investment Company Act of 1940 of which an ASSURED has **Management Control**.

R. **Record** means:

    (1)   a natural person's first name or first initial, and last name, in combination with:

        (a)   their social security number, driver's license number or other personal identification number (including an employee identification number or student identification number),

        (b)   their financial account number (including a bank account number, retirement account number, or healthcare spending account number), financial statement or statement of account,

        (c)   their credit, debit or other payment card number, or

        (d)   any information related to their employment by the ASSURED or by an organization to which the ASSURED is providing products or services under a written contract, or

    (2)   any information concerning a natural person that is defined as:

        (a)   private personal information,

        (b)   personally identifiable information,

        (c)   protected health information, or

        (d)   individually identifiable health information,

    pursuant to any federal, state, territory or foreign law, statute or regulation, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (HIPAA) including amendments thereto pursuant to the Health Information Technology for Economic and Clinical Health Act (HITECH), or Title V of Gramm-Leach Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1338), where such information is held by the ASSURED or on the ASSURED'S behalf by a **Third Party Service Provider**.

S. **Telefacsimile** means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

T. **Third Party Service Provider** means an entity that performs the following services for, or on behalf of, the ASSURED pursuant to a written agreement:

(1) processing, holding or storing information,

(2) providing data backup, data storage or data processing services, or

(3) hosting the **Insured's** web site, applications or infrastructure services.

U. **Threat** means a declaration made by a natural person that they intend to:

(1) gain unauthorized access to the ASSURED's **Computer System** and cause the ASSURED to transfer, pay or deliver any **Property** using the ASSURED's **Computer System**,

(2) gain unauthorized access to the ASSURED'S **Computer System** and sell or disclose confidential information stored within the ASSURED'S **Computer System**, or

(3) i. modify; ii. damage; iii. destroy; iv. delete; or v. corrupt the ASSURED's **Electronic Data** or the ASSURED's **Electronic Instruction** while stored within the ASSURED's **Computer System**,

provided, however, that prior to the surrender of such **Property**,

(a) the **Employee** who receives the declaration has made a reasonable effort to notify a duly elected or appointed officer, in-house general counsel, risk-manager, chief security officer, or managing partner, or the equivalent position of any of the foregoing, of the ASSURED who is not involved in such threat, and

(b) the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation or other law enforcement agency or organization having jurisdiction over such crimes.

It is agreed that for purposes of INSURING CLAUSE 9, any employee of the ASSURED shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such employee has a legal or equitable interest.

V. **Voice Initiated Funds Transfer Instruction** means those oral instructions which authorize the transfer to another financial institution of funds in a customer's account and which are

(1) made over a telecommunications device, and

(2) directed to those natural persons specifically authorized to receive such instructions by telephone.

(11) Section 2., General Exclusions g. and j. of the Conditions and Limitations, are deleted and replaced with the following:

g. loss resulting from indirect or consequential loss of any nature, provided, however, that this Section 2.g. shall not apply to INSURING CLAUSE 10 OR 11.

j. loss of confidential information, material or data, provided, however, this Section 2.j. shall not apply to INSURING CLAUSE 10 or 11;

(12) Section 2., General Exclusion m. of the Conditions and Limitations is deleted in its entirety.

(13) Section 3., Specific Exclusions a., e., h., i., and j., of the Conditions and Limitations are deleted and replaced with the following:

   a. loss caused by an **Employee** provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property** or to loss covered under INSURING CLAUSE 7.B.,10. or 11.;

   e. loss of property while in the mail, provided, however, that this Section 3.e. shall not apply to INSURING CLAUSES 10., or 11.:

   h. loss of **Property** while in the custody of a **Transportation Company**, provided, however, that this Section 3.h. shall not apply to INSURING CLAUSES 3., 10., or 11.;

   i. loss resulting from entries or changes made by a natural person with authorized access to the ASSURED'S **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply service, write or implement programs for the ASSURED's **Computer System**, provided, however, that this Section 3. i. shall not apply to INSURING CLAUSES 7., 10., or 11.; or

   j. loss resulting directly or indirectly from instructions issued by a **Customer** of the ASSURED to the ASSURED when such instructions are made, sent or originated by a natural person authorized by the **Customer** to make, send or originate such instructions.

(14) With respect to all Insuring Clauses, other than INSURING CLAUSES 7., 10. or 11., this bond does not directly or indirectly cover loss resulting directly or indirectly from a modification, damage, destruction, deletion, or corruption of **Electronic Data**, **Electronic Media**, or **Electronic Instruction**.

(15) Solely with respect to Insuring Clause 7., this bond does not directly or indirectly cover loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

(16) The following paragraphs are added to Section 7., Notice To Company – Proof- Legal Proceedings Against Company:

   f. Proof of loss involving Cyber Transfer Fraud shall include a copy of any electronic record or message, or a copy of any telex, TWX or **Telefacsimile** message, or a recording or log of any instructions given by voice over the telephone or internet, when the ASSURED has maintained such recording or log.

   g. The ASSURED shall, as a condition precedent to exercising any right to coverage under this Bond give to the COMPANY written notice of any **Crisis Management Expenses** or **Privacy Notification Expenses** as soon as practicable after discovery by an ASSURED**'s** Chief Compliance Officer, Chief Financial Officer, Chief Administrative Officer or equivalent position of any of the foregoing positions, of any circumstance which is reasonably likely to give rise to **Crisis Management Expenses** or **Privacy Notification Expenses**.

   h. The COMPANY shall have the right and duty to select the service providers for **Privacy Notification Expenses** and **Crisis Management Expenses** resulting from **Privacy Injury**, and the method by which such services are provided. The COMPANY shall not be liable for any **Privacy Notification Expenses**, or **Crisis Management Expenses** resulting from **Privacy Injury** to which it has not given its prior written consent.

(17)   The following is added to Section 9., Valuation:

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media**, or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced from other **Electronic Data, Electronic Media**, or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media**, or **Electronic Instruction** subject to the applicable Limit of Liability.

However, if such **Electronic Data** cannot be reproduced and said **Electronic Data** represents securities or financial instruments having a value, then the loss will be valued as indicated in the Securities and Other Property paragraphs of this Section.

Privacy Notification Expenses

The maximum number of **Affected Persons** for whom the COMPANY shall be obligated to pay **Privacy Notification Expenses** during the BOND PERIOD shall be the Maximum Number of Affected Persons set forth in Insuring Clause 11., Privacy Notification Expenses, of the Declarations. The COMPANY shall not be liable for **Privacy Notification Expenses** for the first of those **Affected Persons** identified as the Deductible Amount set forth in Item 11. of the Declarations.

Payment made by the Company for Privacy Notification Expenses shall not be subject to the AGGREGATE LIMIT OF LIABILITY set forth in Item 2 of the Declarations.

(18)   Section 13,. Termination, is amended to include the following:

Notwithstanding anything to the contrary, this Bond terminates as to any **Employee** only when a **Manager** or principal of the ASSURED, not acting in collusion with such **Employee**, discovers that such **Employee** committed a dishonest act of a type covered under this Bond at any time, whether in the employment of the ASSURED or otherwise, and whether against the ASSURED or any other person or entity.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: June 30, 2017   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and
form a part of Policy No. 82416683

Issued to: CROFT LEOMINSTER, INC.

CROFT FUNDS CORPORATION
_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Endorsement No.:   9

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.
                 CROFT FUNDS CORPORATION

AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.   Extended Forgery

      Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

      a.   acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

            (1)   **Certificated Security**,

            (2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

            (3)   **Evidence of Debt**, or

            (4)   **Instruction**

            which

            i.   bears a **Forgery**, or

            ii.   is fraudulently materially altered, or

            iii.   is lost or stolen, or

      b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

      c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2017   By _____
                                                                                    Authorized Representative

Effective date of
this endorsement/rider: June 30, 2017

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 10

To be attached to and
form a part of Policy No. 82416683

Issued to: CROFT LEOMINSTER, INC.
            CROFT FUNDS CORPORATION

_____

ADDRESS CHANGE ENDORSEMENT

Effective October 1, 2016, the address of your insurance company is changing.

The address of 15 Mountain View Road, Warren, NJ 07059, wherever it appears, is changed to:

202B Hall's Mill Road
Whitehouse Station, NJ 08889

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative